                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*




                       AMERICAN COIN MERCHANDISING, INC.
                   -----------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                   -----------------------------------------
                         (Title of Class of Securities)

                                02516B 10 8
                   -----------------------------------------
                               (CUSIP Number)





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO.                           13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Jerome M. Lapin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                    5    SOLE VOTING POWER

                         523,132 (Includes 161,648 Shares Issuable Upon Exercise of Options Exercisable Within 60 Days of December 31, 1995)

   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY              0
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                523,132 (Includes 161,648 Shares Issuable Upon
                         Exercise of Options Exercisable Within 60 Days of
                         December 31, 1995)

                    8    SHARED DISPOSITIVE POWER


                         0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



     523,132

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     9.6%

12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer:  American Coin Merchandising, Inc.



           (b).    Address of Issuer's Principal Executive Offices:


                                    4870 Sterling Drive
                                    Boulder, CO 80301


Item 2.    (a).    Name of Person Filing:

                                    Jerome M. Lapin


           (b).    Address of Principal Business Office:


                                    c/o American Coin Merchandising, Inc.
                                    4870 Sterling Drive
                                    Boulder, CO 80301




                              Page 3 of 6 Pages

Item 2.    (c).    Citizenship:  USA




           (d).    Title of Class of Securities:

                                 Common Stock

           (e).    CUSIP Number:

                                 02516B 10 8

Item 3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is:

                                 Not Applicable

Item 4.            Ownership.

           (a).    Amount Beneficially Owned  1,203,623

                                  523,132 (Includes 161,648 Shares Issuable
                                  Upon Exercise of Options Exercisable Within
                                  60 Days of December 31, 1995)

           (b).    Percent of Class:  9.6%



           (c).    Number of Shares as to which such person has:

                   (i)      sole power to vote or to direct the vote

                            523,132

                   (ii)     shared power to vote or to direct the vote

                            0

                   (iii)    sole power to dispose or to direct the
                            disposition of

                            523,132

                   (iv) shared power to dispose or to direct the disposition of

                            0





                              Page 4 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a Class:

                   Not Applicable



Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   Not Applicable


Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                   Not Applicable



Item 8.            Identification and Classification of Members of the Group:

                   Not Applicable






                              Page 5 of 6 Pages